Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Period Ended March 31, 2025
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended March 31, 2025

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the period ended March 31,
($ millions, except per share amounts)

		Three Months Ended
	Notes	2025	2024

Revenues (1)	1	13,299	13,063
Expenses	1
Purchased Product, Transportation and Blending (1)		8,870	8,374
Operating		1,629	1,555
(Gain) Loss on Risk Management	17	15	41
Depreciation, Depletion, Amortization and Exploration Expense	8,9	1,319	1,202
(Income) Loss From Equity-Accounted Affiliates		7	(9)
General and Administrative		197	246
Finance Costs, Net	3	136	135
Integration, Transaction and Other Costs		2	33
Foreign Exchange (Gain) Loss, Net	4	—	99
(Gain) Loss on Divestiture of Assets		—	(105)
Re-measurement of Contingent Payments		—	28
Other (Income) Loss, Net		(6)	(90)
Earnings (Loss) Before Income Tax		1,130	1,554
Income Tax Expense (Recovery)	5	271	378
Net Earnings (Loss)		859	1,176

Other Comprehensive Income (Loss), Net of Tax	14
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		2	14
Change in the Fair Value of Equity Instruments at FVOCI (2)	17	(2)	—
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(10)	268
Total Other Comprehensive Income (Loss), Net of Tax		(10)	282
Comprehensive Income (Loss)		849	1,458

Net Earnings (Loss) Per Common Share ($)	6
Basic		0.47	0.62
Diluted		0.47	0.62

(1)Comparative period reflects certain revisions. See Note 21.
(2)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

		March 31,	December 31,
	Notes	2025	2024

Assets
Current Assets
Cash and Cash Equivalents		2,768	3,093
Accounts Receivable and Accrued Revenues		2,711	2,614
Income Tax Receivable		308	231
Inventories		4,316	4,496
Total Current Assets		10,103	10,434
Restricted Cash		244	241
Exploration and Evaluation Assets, Net	1,7	511	484
Property, Plant and Equipment, Net	1,8	38,637	38,568
Right-of-Use Assets, Net	1,9	1,947	1,950
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates		362	399
Other Assets		440	451
Deferred Income Taxes		1,188	1,064
Goodwill	1	2,923	2,923
Total Assets		56,380	56,539

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		5,948	6,242
Income Tax Payable		66	396
Short-Term Borrowings	10	323	173
Long-Term Debt	10	192	192
Lease Liabilities	9	381	359
Total Current Liabilities		6,910	7,362
Long-Term Debt	10	7,332	7,342
Lease Liabilities	9	2,544	2,568
Decommissioning Liabilities	11	4,608	4,534
Other Liabilities	12	892	919
Deferred Income Taxes		4,047	4,045
Total Liabilities		26,333	26,770
Shareholders’ Equity		30,032	29,754
Non-Controlling Interest		15	15
Total Liabilities and Equity		56,380	56,539

Commitments and Contingencies	20

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 13)	(Note 13)	(Note 13)	(Note 13)			(Note 14)

As at December 31, 2023	16,031	—	519	25	2,002	8,913	1,208	28,698
Net Earnings (Loss)	—	—	—	—	—	1,176	—	1,176
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	282	282
Total Comprehensive Income (Loss)	—	—	—	—	—	1,176	282	1,458
Common Shares Issued Under Stock Option Plans	5	—	—	—	(1)	—	—	4
Purchase of Common Shares Under NCIB (2)	(63)	—	—	—	(102)	—	—	(165)
Warrants Exercised	3	—	—	(1)	—	—	—	2
Stock-Based Compensation Expense	—	—	—	—	5	—	—	5
Base Dividends on Common Shares	—	—	—	—	—	(262)	—	(262)
Dividends on Preferred Shares	—	—	—	—	—	(9)	—	(9)
As at March 31, 2024	15,976	—	519	24	1,904	9,818	1,490	29,731

As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754
Net Earnings (Loss)	—	—	—	—	—	859	—	859
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(10)	(10)
Total Comprehensive Income (Loss)	—	—	—	—	—	859	(10)	849
Common Shares Issued Under Stock Option Plans	4	—	—	—	(1)	—	—	3
Purchase of Common Shares Under NCIB (2)	(25)	—	—	—	(37)	—	—	(62)
Purchase of Common Shares Under Employee Benefit Plan	—	(58)	—	—	—	—	—	(58)
Common Shares Issued Under Employee Benefit Plan	—	81	—	—	(6)	—	—	75
Preferred Shares Redeemed	—	—	(140)	—	(60)	—	—	(200)
Warrants Exercised	2	—	—	(1)	—	—	—	1
Stock-Based Compensation Expense	—	—	—	—	3	—	—	3
Base Dividends on Common Shares	—	—	—	—	—	(327)	—	(327)
Dividends on Preferred Shares	—	—	—	—	—	(6)	—	(6)
As at March 31, 2025	15,640	(20)	216	11	843	11,039	2,303	30,032

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes payable on purchase of shares.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the period ended March 31,
($ millions)

		Three Months Ended
	Notes	2025	2024

Operating Activities
Net Earnings (Loss)		859	1,176
Depreciation, Depletion and Amortization	8,9	1,314	1,195
Deferred Income Tax Expense (Recovery)	5	(66)	(32)
Unrealized (Gain) Loss on Risk Management	17	23	31
Unrealized Foreign Exchange (Gain) Loss	4	19	124
(Gain) Loss on Divestiture of Assets		—	(105)
Re-measurement of Contingent Payments		—	28
Unwinding of Discount on Decommissioning Liabilities	11	58	57
(Income) Loss From Equity-Accounted Affiliates		7	(9)
Distributions Received From Equity-Accounted Affiliates		25	31
Stock-Based Compensation, Net of Payments		7	(154)
Other		(34)	(100)
Settlement of Decommissioning Liabilities	11	(36)	(48)
Net Change in Non-Cash Working Capital	19	(861)	(269)
Cash From (Used in) Operating Activities		1,315	1,925

Investing Activities
Acquisitions, Net of Cash Acquired		(100)	(10)
Capital Investment	1	(1,229)	(1,036)
Proceeds From Divestitures		—	25
Net Change in Investments and Other		4	(13)
Net Change in Non-Cash Working Capital	19	(23)	(101)
Cash From (Used in) Investing Activities		(1,348)	(1,135)

Net Cash Provided (Used) Before Financing Activities		(33)	790

Financing Activities	19
Net Issuance (Repayment) of Short-Term Borrowings		150	(175)
Repayment of Long-Term Debt		(12)	—
Principal Repayment of Leases	9	(83)	(70)
Common Shares Issued Under Stock Option Plans		3	4
Purchase of Common Shares Under NCIB	13	(62)	(165)
Purchase of Common Shares Under Employee Benefit Plan	13	(58)	—
Redemption of Preferred Shares	13	(200)	—
Proceeds From Exercise of Warrants		1	2
Dividends Paid	6	(333)	(271)
Net Proceeds on Repurchase Agreements		300	—
Other		—	(2)
Cash From (Used in) Financing Activities		(294)	(677)

Effect of Foreign Exchange on Cash and Cash Equivalents		2	60
Increase (Decrease) in Cash and Cash Equivalents		(325)	173
Cash and Cash Equivalents, Beginning of Period		3,093	2,227
Cash and Cash Equivalents, End of Period		2,768	2,400

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. The U.S. Refining segment also includes the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”), a jointly-owned entity with operator Phillips 66. Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
March 31,	2025	2024	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	5,904	5,013	443	377	451	357	6,798	5,747
Intersegment Sales	1,953	1,615	501	502	—	—	2,454	2,117
	7,857	6,628	944	879	451	357	9,252	7,864
Royalties	(861)	(697)	(20)	(24)	(25)	(26)	(906)	(747)
Revenues	6,996	5,931	924	855	426	331	8,346	7,117
Expenses
Purchased Product	632	289	535	482	—	—	1,167	771
Transportation and Blending	3,151	2,733	90	78	6	—	3,247	2,811
Operating	677	660	127	153	89	85	893	898
Realized (Gain) Loss on Risk Management	(8)	13	(1)	(7)	—	—	(9)	6
Operating Margin	2,544	2,236	173	149	331	246	3,048	2,631
Unrealized (Gain) Loss on Risk Management	(7)	(13)	—	6	—	—	(7)	(7)
Depreciation, Depletion and Amortization	834	774	120	110	130	131	1,084	1,015
Exploration Expense	4	3	—	—	1	4	5	7
(Income) Loss From Equity- Accounted Affiliates	—	—	—	1	(8)	(10)	(8)	(9)
Segment Income (Loss)	1,713	1,472	53	32	208	121	1,974	1,625

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended March 31,	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales (1)	985	1,163	6,422	6,900	7,407	8,063
Intersegment Sales	297	169	1	1	298	170
	1,282	1,332	6,423	6,901	7,705	8,233
Royalties	—	—	—	—	—	—
Revenues (1)	1,282	1,332	6,423	6,901	7,705	8,233
Expenses
Purchased Product (1)	1,076	1,087	6,006	5,798	7,082	6,885
Transportation and Blending	—	—	—	—	—	—
Operating	138	177	716	610	854	787
Realized (Gain) Loss on Risk Management	—	—	6	1	6	1
Operating Margin	68	68	(305)	492	(237)	560
Unrealized (Gain) Loss on Risk Management	—	—	(8)	8	(8)	8
Depreciation, Depletion and Amortization	47	44	158	111	205	155
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	21	24	(455)	373	(434)	397
(1)Comparative period reflects certain revisions. See Note 21.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

	Corporate and Eliminations		Consolidated
For the three months ended March 31,	2025	2024	2025	2024
Gross Sales
External Sales (1)	—	—	14,205	13,810
Intersegment Sales	(2,752)	(2,287)	—	—
	(2,752)	(2,287)	14,205	13,810
Royalties	—	—	(906)	(747)
Revenues (1)	(2,752)	(2,287)	13,299	13,063
Expenses
Purchased Product (1)	(2,370)	(1,857)	5,879	5,799
Transportation and Blending	(256)	(236)	2,991	2,575
Purchased Product, Transportation and Blending (1)	(2,626)	(2,093)	8,870	8,374
Operating	(118)	(130)	1,629	1,555
Realized (Gain) Loss on Risk Management	(5)	3	(8)	10
Unrealized (Gain) Loss on Risk Management	38	30	23	31
Depreciation, Depletion and Amortization	25	25	1,314	1,195
Exploration Expense	—	—	5	7
(Income) Loss From Equity-Accounted Affiliates	15	—	7	(9)
Segment Income (Loss)	(81)	(122)	1,459	1,900
General and Administrative	197	246	197	246
Finance Costs, Net	136	135	136	135
Integration, Transaction and Other Costs	2	33	2	33
Foreign Exchange (Gain) Loss, Net	—	99	—	99
(Gain) Loss on Divestiture of Assets	—	(105)	—	(105)
Re-measurement of Contingent Payments	—	28	—	28
Other (Income) Loss, Net	(6)	(90)	(6)	(90)
	329	346	329	346
Earnings (Loss) Before Income Tax			1,130	1,554
Income Tax Expense (Recovery)			271	378
Net Earnings (Loss)			859	1,176
(1)Comparative period reflects certain revisions. See Note 21.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
March 31,	2025	2024	2025	2024	2025	2024	2025	2024
Crude Oil	5,423	4,875	38	55	146	41	5,607	4,971
Natural Gas and Other	78	80	304	236	228	233	610	549
NGLs (1)	403	58	101	86	77	83	581	227
External Sales	5,904	5,013	443	377	451	357	6,798	5,747

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended March 31,	2025	2024	2025	2024	2025	2024
Gasoline	49	103	3,114	3,318	3,163	3,421
Distillates (2)	356	392	2,485	2,731	2,841	3,123
Synthetic Crude Oil	404	465	—	—	404	465
Asphalt	70	73	194	146	264	219
Other Products and Services (3)	106	130	629	705	735	835
External Sales	985	1,163	6,422	6,900	7,407	8,063
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.
(3)Comparative period reflects certain revisions. See Note 21.
C) Geographical Information

	Revenues (1)
For the three months ended March 31,	2025	2024
Canada	6,184	5,204
United States (2)	6,833	7,568
China	282	291
Consolidated	13,299	13,063
(1)Revenues from external customers by country are classified based on the jurisdiction in which the selling entities are located.
(2)Comparative period reflects certain revisions. See Note 21.

	Non-Current Assets (1)
	March 31,	December 31,
As at	2025	2024
Canada	37,235	37,006
United States	5,833	5,902
China	1,168	1,249
Indonesia	272	295
Consolidated	44,508	44,452
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
As at	2025	2024	2025	2024	2025	2024
Oil Sands	484	461	24,711	24,646	1,025	1,018
Conventional	19	15	2,234	2,230	53	57
Offshore	8	8	3,468	3,365	92	95
Canadian Refining	—	—	2,488	2,511	41	39
U.S. Refining	—	—	5,471	5,538	342	342
Corporate and Eliminations	—	—	265	278	394	399
Consolidated	511	484	38,637	38,568	1,947	1,950

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2025	2024	2025	2024
Oil Sands	2,923	2,923	31,667	31,668
Conventional	—	—	2,566	2,610
Offshore	—	—	4,101	4,089
Canadian Refining	—	—	2,914	2,901
U.S. Refining	—	—	9,460	9,517
Corporate and Eliminations	—	—	5,672	5,754
Consolidated	2,923	2,923	56,380	56,539
E) Capital Expenditures (1)

For the three months ended March 31,	2025	2024
Capital Investment
Oil Sands	763	647
Conventional	122	126
Offshore
Atlantic	227	158
Asia Pacific	14	1
Total Upstream	1,126	932

Canadian Refining	22	31
U.S. Refining	77	67
Total Downstream	99	98

Corporate and Eliminations	4	6
	1,229	1,036
Acquisitions
Oil Sands	92	2
Conventional	—	8
	92	10
Total Capital Expenditures	1,321	1,046
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2024, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2024, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective May 7, 2025.

3. FINANCE COSTS, NET

For the three months ended March 31,	2025	2024
Interest Expense – Short-Term Borrowings and Long-Term Debt	79	76
Interest Expense – Lease Liabilities (Note 9)	43	39
Unwinding of Discount on Decommissioning Liabilities (Note 11)	58	57
Other	6	6
Capitalized Interest	(17)	(8)
Finance Costs	169	170
Interest Income	(33)	(35)
	136	135

4. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the three months ended March 31,	2025	2024
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	(5)	123
Other	24	1
Unrealized Foreign Exchange (Gain) Loss	19	124
Realized Foreign Exchange (Gain) Loss	(19)	(25)
	—	99

5. INCOME TAXES

For the three months ended March 31,	2025	2024
Current Tax
Canada	279	346
United States	—	11
Asia Pacific	45	44
Other International	13	9
Total Current Tax Expense (Recovery)	337	410
Deferred Tax Expense (Recovery)	(66)	(32)
	271	378

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

6. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the three months ended March 31,	2025	2024
Net Earnings (Loss)	859	1,176
Effect of Cumulative Dividends on Preferred Shares	(6)	(9)
Net Earnings (Loss) – Basic	853	1,167
Effect of Stock-Based Compensation	1	—
Net Earnings (Loss) – Diluted	854	1,167

Basic – Weighted Average Number of Shares (thousands)	1,821,325	1,867,793
Dilutive Effect of Warrants	2,505	5,466
Dilutive Effect of Stock-Based Compensation	7,435	5,041
Diluted – Weighted Average Number of Shares (thousands)	1,831,265	1,878,300

Net Earnings (Loss) Per Common Share – Basic ($)	0.47	0.62
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	0.47	0.62
(1)For the three months ended March 31, 2025, 13.4 million common shares (2024 – 22.2 million) related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share, as the effect was anti-dilutive.
B) Common Share Dividends

	2025		2024
For the three months ended March 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.180	327	0.140	262
Variable Dividends	—	—	—	—
Total Common Share Dividends Declared and Paid	0.180	327	0.140	262
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On May 7, 2025, the Company’s Board of Directors declared a second quarter base dividend of $0.200 per common share, payable on June 30 2025, to common shareholders of record as at June 13, 2025.
C) Preferred Share Dividends

For the three months ended March 31,	2025	2024
Series 1 First Preferred Shares	2	2
Series 2 First Preferred Shares	—	—
Series 3 First Preferred Shares	—	3
Series 5 First Preferred Shares	2	2
Series 7 First Preferred Shares	2	2
Total Preferred Share Dividends Declared	6	9
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the three months ended March 31, 2025, the Company paid preferred share dividends of $6 million (2024 – $9 million).
On May 7, 2025, the Company’s Board of Directors declared second quarter dividends of $4 million payable on June 30, 2025, to preferred shareholders of record as at June 13, 2025.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

7. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2024	484
Additions	27
As at March 31, 2025	511

8. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2024	52,090	280	14,325	1,975	68,670
Acquisitions	92	—	—	—	92
Additions	1,099	—	100	3	1,202
Change in Decommissioning Liabilities	9	—	—	—	9
Exchange Rate Movements and Other	(21)	(1)	(22)	1	(43)
As at March 31, 2025	53,269	279	14,403	1,979	69,930

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2024	21,849	141	6,675	1,437	30,102
Depreciation, Depletion and Amortization	1,031	3	176	21	1,231
Exchange Rate Movements and Other	(24)	—	(15)	(1)	(40)
As at March 31, 2025	22,856	144	6,836	1,457	31,293

CARRYING VALUE
As at December 31, 2024	30,241	139	7,650	538	38,568
As at March 31, 2025	30,413	135	7,567	522	38,637
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

9. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2024	592	2,392	178	125	3,287
Additions	4	16	—	2	22
Exchange Rate Movements and Other	1	53	—	3	57
As at March 31, 2025	597	2,461	178	130	3,366

ACCUMULATED DEPRECIATION
As at December 31, 2024	193	999	94	51	1,337
Depreciation	10	61	3	9	83
Exchange Rate Movements and Other	(1)	(1)	—	1	(1)
As at March 31, 2025	202	1,059	97	61	1,419

CARRYING VALUE
As at December 31, 2024	399	1,393	84	74	1,950
As at March 31, 2025	395	1,402	81	69	1,947
(1)Includes a pipeline, storage tanks, railcars, vessels, barges, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.
B) Lease Liabilities

Total
As at December 31, 2024	2,927
Additions	22
Interest Expense (Note 3)	43
Lease Payments	(126)
Exchange Rate Movements and Other	59
As at March 31, 2025	2,925
Less: Current Portion	381
Long-Term Portion	2,544

10. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		March 31,	December 31,
As at	Notes	2025	2024
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	323	173
Total Debt Principal		323	173
i) Uncommitted Demand Facilities
As at March 31, 2025, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2024 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at March 31, 2025, there were outstanding letters of credit aggregating to $368 million (December 31, 2024 – $355 million) and no direct borrowings (December 31, 2024 – $nil).

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million (December 31, 2024 – US$450 million) that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at March 31, 2025, US$450 million was drawn on these facilities, of which Cenovus’s proportionate share was US$225 million (C$323 million). As at December 31, 2024, Cenovus's proportionate share of drawings was US$120 million (C$173 million).
B) Long-Term Debt

	March 31,	December 31,
As at	2025	2024
Committed Credit Facility	—	—
U.S. Dollar Denominated Unsecured Notes (1)	5,465	5,470
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	7,465	7,470
Debt Premiums (Discounts), Net, and Transaction Costs	59	64
Long-Term Debt	7,524	7,534
Less: Current Portion	192	192
Long-Term Portion	7,332	7,342
(1)Total U.S. dollar denominated unsecured notes as at March 31, 2025, was US$3.8 billion (December 31, 2024 — US$3.8 billion).
As at March 31, 2025 , the Company had in place a committed credit facility that consists of a $2.2 billion tranche maturing on June 26, 2027, and a $3.3 billion tranche maturing on June 26, 2028. As at March 31, 2025, no amount was drawn on the credit facility (December 31, 2024 – $nil).
The committed credit facility may include Canadian overnight repo rate average loans, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
As at March 31, 2025, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
Net Debt to Adjusted EBITDA

	March 31,	December 31,
As at	2025	2024
Short-Term Borrowings	323	173
Current Portion of Long-Term Debt	192	192
Long-Term Portion of Long-Term Debt	7,332	7,342
Total Debt	7,847	7,707
Less: Cash and Cash Equivalents	(2,768)	(3,093)
Net Debt	5,079	4,614

Net Earnings (Loss)	2,825	3,142
Add (Deduct):
Finance Costs, Net	515	514
Income Tax Expense (Recovery)	822	929
Depreciation, Depletion and Amortization	4,990	4,871
Exploration and Evaluation Asset Write-downs	37	37
(Income) Loss From Equity-Accounted Affiliates	(50)	(66)
Unrealized (Gain) Loss on Risk Management	4	12
Foreign Exchange (Gain) Loss, Net	363	462
(Gain) Loss on Divestiture of Assets	(14)	(119)
Re-measurement of Contingent Payments	2	30
Other (Income) Loss, Net	29	(55)
Adjusted EBITDA (1)	9,523	9,757

Net Debt to Adjusted EBITDA (times)	0.5	0.5
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

	March 31,	December 31,
As at	2025	2024
Net Debt	5,079	4,614

Cash From (Used in) Operating Activities	8,625	9,235
(Add) Deduct:
Settlement of Decommissioning Liabilities	(222)	(234)
Net Change in Non-Cash Working Capital	713	1,305
Adjusted Funds Flow (1)	8,134	8,164

Net Debt to Adjusted Funds Flow (times)	0.6	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	March 31,	December 31,
As at	2025	2024
Net Debt	5,079	4,614
Shareholders’ Equity	30,032	29,754
Capitalization	35,111	34,368

Net Debt to Capitalization (percent)	14	13

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

11. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2024	4,534
Liabilities Incurred	9
Liabilities Acquired	43
Liabilities Settled	(36)
Unwinding of Discount on Decommissioning Liabilities (Note 3)	58
As at March 31, 2025	4,608
As at March 31, 2025, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.2 percent (December 31, 2024 – 5.2 percent) and assumes an inflation rate of two percent (December 31, 2024 – two percent).

12. OTHER LIABILITIES

	March 31,	December 31,
As at	2025	2024
Renewable Volume Obligation, Net (1)	272	284
Pension and Other Post-Employment Benefit Plan	270	269
Employee Long-Term Incentives	67	96
Provisions for Onerous and Unfavourable Contracts	64	66
Provision for West White Rose Expansion Project	34	54
Other	185	150
	892	919
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $852 million and $580 million, respectively (December 31, 2024 – $652 million and $368 million, respectively).

13. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	March 31, 2025		December 31, 2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,825,038	15,659	1,871,868	16,031
Issued Under Stock Option Plans	346	4	5,049	68
Purchase of Common Shares Under NCIB	(2,950)	(25)	(55,861)	(479)
Issued Upon Exercise of Warrants	224	2	3,982	39
Outstanding, End of Period	1,822,658	15,640	1,825,038	15,659
As at March 31, 2025, there were 45.1 million (December 31, 2024 – 48.8 million) common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
C) Normal Course Issuer Bid
On November 7, 2024, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 127.5 million common shares during the period from November 11, 2024, to November 10, 2025.
For the three months ended March 31, 2025, the Company purchased and cancelled 3.0 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $20.68 per common share for a total of $61 million. Paid in surplus was reduced by $37 million, of which $36 million represents the excess of the purchase price of the common shares over their average carrying value and $1 million relates to share buyback tax.
From April 1, 2025, to May 5, 2025, the Company purchased an additional 10.9 million common shares for $178 million. As at May 5, 2025, the Company can further purchase up to 112.5 million common shares under the NCIB.
D) Treasury Shares
Cenovus has an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	March 31, 2025		December 31, 2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,000	43	—	—
Purchased Under Employee Benefit Plan	2,800	58	2,000	43
Distributed Under Employee Benefit Plan	(3,784)	(81)	—	—
Outstanding, End of Period	1,016	20	2,000	43
Paid in surplus was reduced by $6 million, representing the difference between the long-term incentive obligation and the weighted average carrying value of the treasury shares on settlement.
E) Issued and Outstanding – Preferred Shares

	March 31, 2025		December 31, 2024
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	26,000	356	36,000	519
Preferred Shares Redeemed	(8,000)	(140)	(10,000)	(163)
Outstanding, End of Period	18,000	216	26,000	356
On March 31, 2025, Cenovus exercised its right to redeem all 8.0 million of the Company’s series 5 preferred shares at a price of $25.00 per share, for a total of $200 million. Paid in surplus was reduced by $60 million, representing the excess of the purchase price of the series 5 preferred shares over their carrying value.

As at March 31, 2025	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	4.57	1,260
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1) The floating-rate dividend was 5.21 percent from December 31, 2024, to March 30, 2025.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
F) Issued and Outstanding – Warrants

	March 31, 2025		December 31, 2024
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	3,643	12	7,625	25
Exercised	(224)	(1)	(3,982)	(13)
Outstanding, End of Period	3,419	11	3,643	12
The exercise price of the warrants is $6.54 per share. The warrants expire on January 1, 2026.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	18	—	268	286
Income Tax (Expense) Recovery	(4)	—	—	(4)
As at March 31, 2024	69	85	1,336	1,490

As at December 31, 2024	69	156	2,088	2,313
Other Comprehensive Income (Loss), Before Tax	3	(2)	(10)	(9)
Income Tax (Expense) Recovery	(1)	—	—	(1)
As at March 31, 2025	71	154	2,078	2,303

15. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units. As at March 31, 2025, no Cenovus replacement stock options were outstanding.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at March 31, 2025	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	12,257	5,977
Performance Share Units	7,821	—
Restricted Share Units	10,407	—
Deferred Share Units	2,009	2,009
The weighted average exercise price of NSRs outstanding as at March 31, 2025, was $18.89.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

	Units Granted	Units Vested and Exercised/ Paid Out
For the three months ended March 31, 2025	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	4,361	337
Cenovus Replacement Stock Options	—	329
Performance Share Units	3,320	2,268
Restricted Share Units	4,276	1,927
Deferred Share Units	302	72

	Weighted Average Exercise Price	Units Exercised
For the three months ended March 31, 2025	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	9.48	9
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	9.48	328
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	3.54	317
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	3.54	12
(1)NSRs were net settled for 328 thousand common shares.
(2)Cenovus replacement stock options were net settled for 9 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the three months ended March 31,	2025	2024
Stock Options With Associated Net Settlement Rights	3	4
Cenovus Replacement Stock Options	(2)	3
Performance Share Units	10	48
Restricted Share Units	14	35
Deferred Share Units	1	11
Stock-Based Compensation Expense (Recovery)	26	101
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

16. RELATED PARTY TRANSACTIONS
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services.
The following table summarizes revenues and associated expenses related to HMLP:

For the three months ended March 31,	2025	2024
Revenues from Construction and Management Services	29	31
Transportation Expenses	68	69

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

17. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at March 31, 2025, the carrying value of Cenovus’s long-term debt was $7.5 billion and the fair value was $7.0 billion (December 31, 2024, carrying value – $7.5 billion; fair value – $6.9 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2024	219
Changes in Fair Value	(2)
As at March 31, 2025	217
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	March 31, 2025			December 31, 2024
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas, and Refined Products	13	—	13	9	10	(1)
Power Contracts	7	—	7	6	—	6
Renewable Power Contracts	—	36	(36)	5	—	5
Foreign Exchange Rate Contracts	—	—	—	—	3	(3)
	20	36	(16)	20	13	7

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	March 31,	December 31,
As at	2025	2024
Level 2 – Prices Sourced From Observable Data or Market Corroboration	20	2
Level 3 – Prices Sourced From Partially Unobservable Data	(36)	5
	(16)	7
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2024	7
Change in Fair Value of Contracts in Place, Beginning of Year	(39)
Change in Fair Value of Contracts Entered Into During the Period	24
Fair Value of Contracts Realized During the Period	(8)
As at March 31, 2025	(16)
C) Earnings Impact of (Gains) Losses From Risk Management Positions

For the three months ended March 31,	2025	2024
Realized (Gain) Loss	(8)	10
Unrealized (Gain) Loss	23	31
(Gain) Loss on Risk Management	15	41
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

18. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at March 31, 2025, the fair value of risk management positions was a net liability of $16 million. As at March 31, 2025, there were foreign exchange contracts with a notional value of US$135 million (December 31, 2024 – US$250 million). As at March 31, 2025, and December 31, 2024, there were no outstanding interest rate contracts or cross currency interest rate swap contracts.
Net Fair Value of Risk Management Positions

As at March 31, 2025	Notional Volumes (1) (2)	Terms	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (3)
WTI Fixed – Sell	2.5 MMbbls	April 2025 – December 2025	US$70.27/bbl	(1)
WTI Fixed – Buy	0.3 MMbbls	April 2025 – December 2025	US$72.60/bbl	(1)
Power Contracts				7
Renewable Power Contracts				(36)
Other Financial Positions (4)				15
Total Fair Value				(16)
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual WTI contracts with varying terms, the longest of which is 9 months. WTI contracts related to blending are used to help manage price exposure to condensate used for blending.
(4)    Includes risk management positions related to Western Canadian Select (“WCS”), heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at March 31, 2025	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	(1)	1
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	7	(7)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	2	(2)
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(9)	9
Natural Gas Commodity Price	± US$0.50/Mcf (2) Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.25/Mcf Applied to Natural Gas Basis Hedges	—	—
Power Commodity Price	± C$10.00/MWh (3) Applied to Power Hedges	44	(44)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	13	(15)
(1)Excluding WCS at Hardisty.
(2)One thousand cubic feet (“Mcf”).
(3)One thousand kilowatts of electricity per hour (“MWh”).
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at March 31, 2025, approximately 79 percent (December 31, 2024 – 79 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 97 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.5 percent as at March 31, 2025 (December 31, 2024 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 10, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at March 31, 2025	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	5,948	—	—	—	5,948
Short-Term Borrowings	323	—	—	—	323
Lease Liabilities (2)	513	808	628	2,551	4,500
Long-Term Debt (2)	521	3,145	717	7,236	11,619
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025

19. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	March 31,	December 31,
As at	2025	2024
Total Current Assets	10,103	10,434
Total Current Liabilities	6,910	7,362
Working Capital	3,193	3,072
B) Changes in Non-Cash Working Capital

For the three months ended March 31,	2025	2024
Accounts Receivable and Accrued Revenues	(95)	(689)
Income Tax Receivable	(78)	216
Inventories	160	(241)
Accounts Payable and Accrued Liabilities	(541)	316
Income Tax Payable	(330)	28
Total Change in Non-Cash Working Capital	(884)	(370)

Net Change in Non-Cash Working Capital – Operating Activities	(861)	(269)
Net Change in Non-Cash Working Capital – Investing Activities	(23)	(101)
Total Change in Non-Cash Working Capital	(884)	(370)

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Repurchase Agreements Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(175)	—	—
Principal Repayment of Leases	—	—	—	—	(70)
Dividends Paid	(271)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(4)	—
Lease Additions	—	—	—	—	4
Base Dividends Declared on Common Shares	262	—	—	—	—
Dividends Declared on Preferred Shares	9	—	—	—	—
Exchange Rate Movements and Other	—	—	(4)	123	7
As at March 31, 2024	9	—	—	7,227	2,599

As at December 31, 2024	—	—	173	7,534	2,927
Acquisition	—	—	—	12	—
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	150	—	—
Proceeds on Repurchase Agreements	—	300	—	—	—
Repayment of Long-Term Debt	—	—	—	(12)	—
Principal Repayment of Leases	—	—	—	—	(83)
Dividends Paid	(333)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(5)	—
Lease Additions	—	—	—	—	22
Base Dividends Declared on Common Shares	327	—	—	—	—
Variable Dividends Declared on Common Shares	6	—	—	—	—
Exchange Rate Movements and Other	—	—	—	(5)	59
As at March 31, 2025	—	300	323	7,524	2,925

20. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at March 31, 2025	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	1,636	2,032	2,009	1,999	1,912	14,729	24,317
Real Estate	47	63	60	59	63	533	825
Obligation to Fund HCML	78	104	98	57	44	105	486
Other Long-Term Commitments	612	198	194	159	118	589	1,870
Total Commitments	2,373	2,397	2,361	2,274	2,137	15,956	27,498
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $833 million. Terms are up to 20 years on commencement.
(2)As at March 31, 2025, includes $1.8 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $368 million (December 31, 2024 – $355 million) issued as security for financial and performance conditions under certain contracts.

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2025
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

21. PRIOR PERIOD REVISIONS
In December 2024, it was identified that certain transactions in the U.S Refining segment were reported on a gross basis in revenues and purchased product rather than on a net basis. As a result, revenues and purchased product were overstated for the three months ended March 31, 2024. The prior period was revised to reflect the change. There was no impact on net earnings (loss), segment income (loss), cash flows or financial position.
The following tables reconcile the amounts previously reported in the Consolidated Statements of Comprehensive Income (Loss) and segmented disclosures to the corresponding revised amounts:

	U.S. Refining Segment			Consolidated
For the three months ended March 31, 2024	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Revenues	7,235	(334)	6,901	13,397	(334)	13,063
Purchased Product	6,132	(334)	5,798	6,133	(334)	5,799
Transportation and Blending	—	—	—	2,575	—	2,575
Purchased Product, Transportation and Blending	6,132	(334)	5,798	8,708	(334)	8,374
	1,103	—	1,103	4,689	—	4,689

Cenovus Energy Inc. – Q1 2025 Interim Consolidated Financial Statements	27